SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2012

Or

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number	1-11507

A.       Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:

John Wiley & Sons, Inc. Employees’ Savings Plan

B.       Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive officer:

John Wiley & Sons, Inc.
111 River Street
Hoboken, New Jersey 07030

John Wiley & Sons, Inc. Employees' Savings Plan

Index to Financial Statements and Schedule

Page No.

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits
as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 31, 2012	3

Notes to Financial Statements	4-10

Supplemental Schedule:*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year),
as of December 31, 2012	11

Signature	12

Exhibit:

23 Consent of Independent Registered Public Accounting Firm	13

* Schedule required by Form 5500. Those that are not applicable are not included.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
John Wiley & Sons, Inc. Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees’ Savings Plan (“the Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 21, 2013

John Wiley & Sons, Inc. Employees' Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

Assets:	2012	2011
Investments at fair value (notes 3 & 4):

Mutual Funds	$235,615,013	205,460,361
Wiley Stock Fund	12,483,943	14,540,247

Investments at fair value	248,098,956	220,000,608

Notes receivable from participants	4,149,996	3,826,631
Employer contributions receivable	243	-
Participant contributions receivable	624	-

Net assets available for benefits	$252,249,819	223,827,239

The accompanying notes are an integral part of the financial statements.

John Wiley & Sons, Inc. Employees' Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

Changes to net assets attributed to:

Net appreciation in fair value of investments (note 4)	$17,023,001
Interest and dividend income	5,796,335
Net investment gain	22,819,336
Interest on notes receivable from participants	98,833

Contributions:
Participant	14,160,117
Rollover	491,389
Employer, net of forfeitures	4,415,094
Total contributions	19,066,600

Distributions to participants	(13,562,189)

Net increase	28,422,580

Net assets available for benefits, beginning of year	223,827,239

Net assets available for benefits, end of year	$252,249,819

The accompanying notes are an integral part of the financial statements.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of the Plan

The following represents only the major provisions of the John Wiley & Sons, Inc. Employees’ Savings Plan (the Plan), as amended, and is presented to assist in understanding the Plan’s financial statements. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan that covers employees of John Wiley & Sons, Inc. (the Company or Plan Sponsor). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Administration

The Benefits Administration Board of John Wiley & Sons, Inc., (the Plan Administrator) administers the Plan. The Company’s Board of Directors appoints the members of the Benefits Administration Board.

Vanguard Fiduciary Trust Company (VFTC) holds the Plan’s assets in trust.

The Plan’s assets are managed by an affiliate of VFTC and by Friess Associates.

The Company pays the Plan’s administrative expenses.

(c)	Eligibility

Each employee becomes eligible to participate as soon as practicable following six months of service.

A participant’s contributions plus actual earnings thereon are fully vested and nonforfeitable at all times. After one year but less than two years of service, 34% of the Company’s contributions plus related earnings become vested. After two years but less than three years of service, 67% of the Company’s contributions plus related earnings become vested. After three years of service, 100% of the Company’s contributions plus related earnings become vested. Company contributions plus related earnings will also become 100% vested if while employed by the Company, the employee attains age 65, dies, or becomes totally disabled.

(d)	Contributions

A participant designates between 2% and 50% of his or her base salary plus overtime, on a pre-tax basis (or up to 25% on a post-tax basis), to be invested in funds chosen by the participant.  Unless an eligible employee elects otherwise, he or she will be automatically enrolled in the Plan, with pre-tax contributions at 3% of base salary plus overtime, with any such contributions invested in an age-appropriate Vanguard Target Retirement Fund, subject to 1% automatic increases each July until the participant’s contribution rate equals 10% or the participant elects otherwise.

Subject to certain limitations prescribed by the Internal Revenue Service (the IRS), the Company contributes an amount equal to 100% of the first 2% of each participant’s contribution plus 25% of the next 4% contributed.

No more than 50%, of a participant’s compensation can be a deferred cash contribution which represents a reduction in the participant’s compensation and therefore tax-deferred. The pre-tax contribution of a participant under the age of 50 cannot exceed an amount set annually by the IRS, which in 2012 amounted to $17,000. Subject to certain limitations prescribed by the IRS, participants over 50 years of age can make “catch up” contributions. In 2012, participants over 50 years of age could contribute a maximum of $22,500, including $5,500 as “catch up” contributions over and above the 2012 IRS maximum deferral.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

(e)	Forfeitures

Participants who are not fully vested at the time they terminate their employment forfeit the nonvested portion of their account at the time of termination. However, the nonvested amount will be restored to the participant’s account if the participant is re-employed within 5 years. The amounts forfeited are used to reduce the Company’s contribution. Forfeitures of $82,098 were used to reduce Company contributions for the year ended December 31, 2012. At December 31, 2012, $19,384 forfeitures were available to reduce future Company contributions versus $67,853 at December 31, 2011.

(f)	Investment of Contributions

A participant can invest his or her contribution and the Company’s matching contribution in 1% multiples among any combination of 24 available investment options, which include a choice of 23 mutual funds and the Wiley Stock Fund, provided that contributions to the Wiley Stock Fund do not exceed 25% of the participant’s total contribution.  If a participant fails to make an investment election, his or her contributions, including any Company contributions, shall be invested in an age-appropriate Vanguard Target Retirement Fund.

A participant is permitted to change the allocation of his or her contribution daily. Subject to certain limitations imposed by VFTC, a participant can transfer existing fund balances to other investment options daily.

(g)	Payment of Benefits

Withdrawals by participants of their account balances are permitted when the participant reaches age 59-1/2, proves financial hardship or terminates his or her employment. Withdrawals of after-tax contributions can be made as often as twice each calendar year.

(h)	Termination of Employment

Upon termination of employment, a participant has the option of receiving the vested balance in his or her account as an immediate or deferred lump sum, in installments, or by a direct “roll over” into an individual retirement account or another qualified plan. If the participant’s balance is at least $5,000, it may be left in the Plan through December 31 of the year in which the participant reaches age 70-1/2. Terminated participants who elect to leave their account balance in the Plan retain the same rights to transfer balances between funds as active participants.

Participants who retire (a) on disability, (b) at age fifty-five or later with ten or more years of service or (c) at age sixty-five or later may elect to receive a lump-sum cash payment or annual installments. Installment payouts may range from two to twenty years and may be elected by any participant who has terminated from employment with an account balance of at least $5,000, regardless of his or her age or years of service. The installment payments are made in approximately equal amounts, and each includes income credited to the participant’s account balance before the installment amount is calculated.

(i)	Notes Receivable from Participants

Participants may borrow from the vested portion of their account, and then repay the loan with interest through payroll deductions. The interest rates on loans outstanding at December 31, 2012 ranged from 1.12% to 7.00% per annum. The length of such loans is generally 5 years but loans to purchase a primary residence may be up to 20 years in length. Loans are limited to a minimum of $1,000 and a maximum of the lesser of 50% of the participant’s vested balance, or $50,000 reduced by any outstanding loans. The amounts due from participants under the loan provisions of the Plan, including accrued interest, are shown in the accompanying financial statements. Participant loans are carried at cost plus accrued, unpaid interest, which approximate fair value.

 John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

(2)	Summary of Significant Accounting Policies

(a)	Method of Accounting

The books and records of the Plan are maintained on an accrual basis.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus any uninvested cash position). Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote any allocated shares for which instructions have not been given by a participant only in the same proportion as those participants which did vote.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next.

(d)	Payment of Benefits

Benefits are recorded when paid.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

(e)	Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 specifies that in the absence of a Level 1 input for fair value measure, a reporting entity should apply premiums or discount when market participants would take them into account when pricing the asset or liability. In addition, the guidance enhances the disclosure requirements that reporting entities must provide quantitative information about the inputs used in a fair value measurement, particularly information about unobservable inputs used within Level 3 of the fair value hierarchy.  These disclosures became effective for the Plan as of January 1, 2012. The adoption of the guidance did not have a material impact on the Plan’s financial statements.

(3)	Fair Value Measurements

The Plan follows the provisions of ASC 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 establishes a framework for measuring fair value which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. ASC 820 defines fair value as, “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The hierarchy gives the highest priority to unadjusted quoted prices in actives markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of observable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at quoted market prices in an exchange and active market.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

There have been no changes in the methodologies used as of December 31, 2012 and 2011. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012 and 2011.

Level 1
	2012	2011
Mutual Funds
Domestic Index Equity Funds	$50,368,072	33,817,555
Life-Cycle Funds	43,232,652	31,729,489
Balanced Fund	38,853,907	34,841,758
Domestic Growth Equity Funds	26,992,199	35,021,699
Bond Fund	25,909,176	23,596,528
Money Market Fund	23,001,999	23,673,522
International Equity Funds	15,047,922	12,977,769
Domestic Value Equity Funds	12,209,086	9,802,041
Total Mutual Funds	235,615,013	205,460,361

Wiley Stock Fund	12,483,943	14,540,247

Total investments at fair value	$248,098,956	220,000,608

There were no transfers in or out of Level 3 or between Level 1 and Level 2 investments during the year ended December 31,2012.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

(4)	Investments

The fair values of investments that represent 5% or more of the Plan’s net assets at December 31, 2012, with comparable values at December 31, 2011, are as follows:

	2012	2011

Vanguard Wellington Fund	$38,853,907	34,841,758
Vanguard 500 Index Fund	35,141,321	30,621,992
Vanguard Total Bond Market Index Fund	25,909,176	23,596,528
Vanguard Prime Money Market Fund	23,001,999	23,673,522
Vanguard Explorer Fund	18,778,351	17,226,799
Vanguard International Growth Fund	14,543,160	12,823,065
Vanguard Mid-Cap Index Fund	13,023,841	*
Wiley Stock Fund	*	14,540,247

* Fair value less than 5% of net assets

During 2012, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated/(depreciated) in value as follows:

Mutual Funds	$18,737,350
Wiley Stock Fund	(1,714,349)
Net appreciation	$17,023,001

(5)	Tax Status

The trust established under the Plan is qualified under the Internal Revenue Code (the Code) as exempt from tax under Code. The Plan has been amended from time to time to meet changes to the Code and, on November 25, 2009, the Plan Administrator received a favorable determination letter from the IRS regarding continued compliance with the Code. The Plan has been amended since receiving the determination letter.  However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or derecognize an asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or derecognition of an asset) or disclosure in the financial statements.

The IRS is one of the primary oversight bodies of the Plan. The IRS generally has the ability to examine the Plan’s activities for three prior years.

 John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(7)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. As a result, changes in the value of investment securities could materially affect the amounts reported in the Statements of Net Assets Available for Benefits. The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant directed fund elections.  Additionally, the investments within each participant directed fund election are further diversified into varied financial instruments, with the exception of the investments in the Wiley Stock Fund.

Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(8)	Related Party Transactions

Certain of the Plan’s investments consist of shares of mutual funds managed by an affiliate of VFTC. VFTC acts as Trustee for the Plan. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

(9)	Subsequent Events

In March 2013, the Board of Directors approved various Plan changes and delegated authority to the Plan’s Benefits Administration Board to amend the Plan.  Effective July 1, 2013; the definition of plan compensation upon which employee and employer contributions are calculated will be revised to include base salary, overtime and any incentive bonus ( Compensation); the Company will make non-elective basic contributions equal to 3% of an eligible participant’s Compensation; and a new life expectancy installment distribution option will be available.  Effective January 1, 2014; the Plan intends to be a safe-harbor plan; automatic enrollment moves to 4% on a pre-tax basis (up from 3%) of Compensation; the Company matching contribution formula will be revised to be 25% of the first 6% of Compensation a participant contributes each year; the Board of Directors will have the option to declare annual discretionary profit sharing contributions, following the end of each fiscal year; all Company contributions will be 100% immediate vested for participants employed on and after January 1, 2014; and the Plan eligibility will be reduced to 3 months (from 6) of service.

In April 2013, Deltak edu 401(k) Retirement Plan and Inscape Publishing, Inc. Savings and Retirement Plan were merged into the Plan.  As a result of this merger, net plan assets of $5,666,219 and $4,140,831 were transferred to the Plan on April 2, 2013 and April 11, 2013, respectively.

In May 2013, Efficient Learning Systems, Inc. Retirement Trust was merged into the Plan.  As a result of this merger, net plan assets of $210,809 were transferred to the Plan on May 10, 2013.

The Plan’s management evaluated subsequent events through the date on which financial statements were issued and determined that no additional disclosures were required.

Supplemental Schedule

John Wiley & Sons, Inc. Employees' Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

EIN: 13-5593032
Plan Number: 002

	Identity of Issue	Description of Investment	Shares/Units	Current Value

*	Vanguard Wellington Fund	Registered Investment Company	1,148,165	$38,853,907
*	Vanguard 500 Index Fund	Registered Investment Company	323,823	35,141,321
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	2,336,265	25,909,176
*	Vanguard Prime Money Market Fund	Registered Investment Company	23,001,999	23,001,999
*	Vanguard Explorer Fund	Registered Investment Company	236,295	18,778,351
*	Vanguard International Growth Fund	Registered Investment Company	754,705	14,543,160
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	579,610	13,023,841
*	Vanguard Windsor II Fund	Registered Investment Company	415,558	12,209,086
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	672,566	9,476,456
*	Vanguard Morgan Growth Fund	Registered Investment Company	412,756	8,213,848
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	525,549	7,646,738
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	513,479	6,978,176
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	286,138	3,828,527
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	147,443	3,513,564
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	110,307	2,578,985
*	Vanguard Target Retirement Income	Registered Investment Company	206,275	2,514,490
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	103,332	2,395,240
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	91,989	2,219,689
*	Vanguard Small-Cap Index Fund	Registered Investment Company	56,864	2,202,910
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	81,396	1,879,432
*	Vanguard International Stock Index Fund	Registered Investment Company	33,696	504,762
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	7,436	184,425
*	Vanguard Target Retirement 2060 Fund	Registered Investment Company	776	16,930
	Total Mutual Funds			235,615,013

*	Wiley Stock Fund	Company Stock Fund	443,007	12,483,943

*	Notes receivable from participants	Loans to participants with interest rates from 1.12% to 7.00% and maturity dates from 2013 to 2032		4,149,996

	Total Investments			$252,248,952

* - Indicates a party-in-interest to the Plan

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Board of John Wiley & Sons, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

John Wiley & Sons, Inc.
Employees’ Savings Plan
(Registrant)

By:	/s/ Vincent Marzano
Vincent Marzano
Vice President and Treasurer
Benefits Administration Board Member

Dated: June 21, 2013

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
John Wiley & Sons, Inc. Employees' Savings Plan

We consent to the incorporation by reference in the Registration Statement No. 33-62605 on Form S-8 of John Wiley & Sons, Inc. of our report dated June 21, 2013, with respect to the statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan as of December 31, 2012 and 2011, the related statement of changes in net assets available for benefits for the year ended December 31, 2012, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the John Wiley & Sons, Inc. Employees' Savings Plan.

/s/ KPMG LLP
New York, New York

June 21, 2013